18006336

yw

Securities and Exchange

MAR 0 5 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/17
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STARWOOD CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 WEST PUTNAM AVENUE

(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANNA KOPEC   212.751.4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

200 ELM STREET, 2ND FLOOR STAMFORD	CT	06902
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, MATTHEW GUTTIN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STARWOOD CAPITAL LLC _____ , as

of DECEMBER 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

___ NO EXCEPTIONS _____

_____

_____

_____
Signature

CATHERINE ARNETT
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 20_2_2_

____ CHIEF COMPLIANCE OFFICER ____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Starwood Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2008.

Stamford, Connecticut
March 1, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets		
Cash	$	1,123,120
Accounts receivable		32,866
Accounts receivable - related party		13,087
Due from affiliate		49,514
Prepaid expenses		35,251
Fixed assets		147,323
Total assets	$	1,401,161
Liabilities and Member's Equity		
Accrued compensation	$	216,166
Accounts payable and accrued expenses		141,044
Total liabilities		357,210
Commitments		
Member's Equity		
Member's equity		1,043,951
Total liabilities and member's equity	$	1,401,161

See Notes to Financial Statement

STARWOOD CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007.   The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. On July 26, 2017, Company members Barry Sternlicht and Sternlicht Holdings II, Inc. transferred their ownership interests (70.2% and 0.8% respectively) to Starwood Capital Group Holdings, LP (Holdings), making Holdings the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Fixed assets: Fixed assets consist of ownership interests in leasehold improvements, furniture and fixtures, and computer equipment and are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the assets' estimated useful lives of 5 years for furniture and fixtures, and 3-5 years for computer equipment, or the term of the lease. Expenditures for repairs and maintenance are charged to expense when incurred.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the members of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company completed their evaluation of the impact of ASU 2014-09 on components of their revenue streams and has not found any significant changes to the methodology of recognizing revenue. As required by ASU 2014-09, the Company will adopt the standard on January 1, 2018 using the modified retrospective method, and does not anticipate recording a cumulative effect adjustment to opening member's capital as the adjustment was determined to be insignificant.

STARWOOD CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

In February 2016, the FASB issued ASU 2016-02, "Leases" (ASU 2016-02), which requires companies to recognize leased assets and liabilities for both capital and operating leases. The new lease standard applies a right-of-use model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Note 2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $765,910, which is $742,096 in excess of its required net capital of $23,814.

Note 3.   Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C., and Florida office under a sublease with Starwood Capital Operations, L.L.C., which are both affiliated entities (See Note 6).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement dated November 12, 2009. Under this Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the agreement.

Note 4.   Fixed Assets

At December 31, 2017, fixed assets consisted of the following:

Furniture & fixtures	$	103,632
Computer equipment		44,331
		147,963
Accumulated depreciation		(640)
Total	$	147,323

Depreciation expense related to fixed assets was $640 in 2017.

Note 5.   Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Note 6.   Commitment

The Company leases office space from a related company under a sublease expiring July 2019. The aggregate minimum future payments under this lease are payable as follows:

The Company leases office space from two related companies, in Greenwich, Connecticut and Miami, Florida, under subleases expiring July 2019 and January 2019, respectively. The Company leased additional office space in Arlington, Virginia effective December 2017 under a lease expiring April 2021. Total rent expense under the Company's office leases for the year ended December 31, 2017 was $27,263. The aggregate minimum future payments under the leases are payable as follows:

	TOTAL	CT & FL	VA
2018	$ 233,213	$ 26,015	$ 207,198
2019	216,578	9,380	207,198
2020	207,198	-	207,198
2021	69,066	-	69,066
Aggregate minimum future payments	$ 726,055	$ 35,395	$ 690,660

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 7.   Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2018, the date that these financial statements were available to be issued and other than those described below, there are no subsequent events that would require adjustments to or disclosure in the financial statements.

In February 2018 upon completion of their due diligence, the Company agreed to distribute, on a best efforts basis, Starwood Real Estate Income Trust, Inc. ("SREIT") an affiliated non-listed perpetual-life real estate investment trust. SREIT, a Maryland corporation, was formed to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The maximum offering is $5,000,000,000 in shares of common stock consisting of up to $4,000,000,000 in shares of the primary offering and up to $1,000,000,000 in shares pursuant to a distribution reinvestment plan, in any combination of common stock of Class T, Class S, Class D and Class I shares. The share classes have different upfront selling commissions and dealer manager fees, and different ongoing stockholder servicing fees. These range between 0%-3.5% of the transaction price for selling commissions, 0%-.5% of the transaction price for dealer manager fees and 0%-.85% per annum of the aggregate net asset value (NAV) for stockholder servicing fees. The per share purchase price in the primary offering is $20.00 plus applicable upfront selling commissions and dealer manager fees, up to the $150,000,000 escrow requirement. Upon escrow break, which is anticipated during 2018, the per share purchase price will vary and generally equal the prior month's NAV, as determined monthly, plus applicable upfront selling commissions and dealer manager fees.

STARWOOD CAPITAL, LLC

Statement of Financial Condition
December 31, 2017